Exhibit 12.1

BreitBurn Energy Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Year Ended December 31,								Nine Months Ended
	2008		2009	2010		2011		2012	September 30, 2013

Net income (loss)	$378,236		$(107,290)	$34,751		$110,497		$(40,252)	$14,999
Income tax expense (benefit)	1,939		(1,528)	(204)		1,188		84	628
Total earnings	380,175		(108,818)	34,547		111,685		(40,168)	15,627

Interest and other financing costs, net (a)	30,107		19,851	25,498		40,204		62,521	61,627
Realized losses on interest rate swaps (b)	2,916		13,115	11,087		3,257		5,469	-
Total fixed charges	$33,023		$32,966	$36,585		$43,461		$67,990	$61,627

Ratio of earnings to fixed charges	11.5	x	(c)		(d)	2.6	x	(e)		(f)

(a)	Includes interest associated with operating leases.
(b)	Excludes 2008 Lehman termination.
(c)	Earnings were inadequate to cover fixed charges by $141.8 million for the year ended December 31, 2009.
(d)	Earnings were inadequate to cover fixed charges by $2.0 million for the year ended December 31, 2010.
(e)	Earnings were inadequate to cover fixed charges by $108.2 million for the year ended December 31, 2012.
(f)	Earnings were inadequate to cover fixed charges by $45.8 million for the nine months ended September 30, 2013.